UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

January 25, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

(1)	NAMES OF REPORTING PERSONS Matthew B. Arnold
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 3,396,293
(6) SHARED VOTING POWER -
(7) SOLE DISPOSITIVE POWER 3,396,293
(8) SHARED DISPOSITIVE POWER -
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,396,293
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% *
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(*)

Based on 35,432,460 Shares of Issuer’s Common Stock outstanding as of November 1, 2018, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 as filed with the Commission on November 13, 2018.

Item 1(a).	Name of Issuer:

Solid Biosciences Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

141 Portland St

Cambridge, MA 02139

Item 2(a).	Name of Person Filing:

Matthew B. Arnold

Item 2(b).	Address of Principal Business Office or, if None, Residence:

3713 Del Monte Drive

Houston, Texas 77019

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

83422E 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,396,293 shares of Common Stock.

(b)

9.6%, which is calculated based on 35,432,460 Shares of Issuer’s Common Stock outstanding as of November 1, 2018, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 as filed with the Commission on November 13, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 3,396,293

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,396,293

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019	By:	/s/ Matthew B. Arnold
	Name:	Matthew B. Arnold